UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Subsidiary Name and Group Reorganization

Mint Incorporation Limited (NASDAQ: MIMI) (the “Company”) hereby furnishes the following updates relating to its group structure:

1.	Change of Subsidiary Name

On September 15, 2025, the Company’s operating subsidiary, Matter Interiors Limited, changed its name to Matter International Limited (“Matter International”), in accordance with the applicable laws of Hong Kong. The name change does not affect Matter International’s legal status, operations, or ownership structure.

2.	Group Reorganization and Addition of Subsidiaries

On February 10, 2025, Grand Engineering and Construction Limited (“Grand Engineering”) was incorporated in Hong Kong by the Company’s Chief Executive Officer and Director, Mr. Hoi Lung Chan, to engage in engineering works. On August 7, 2025, Grand Engineering was transferred under the Company’s ownership structure as part of an internal group reorganization. Following the transfer, Grand Engineering became an indirect wholly owned subsidiary of the Company through CKL Holding Limited. The registered office of Grand Engineering is located at 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong. The transfer was effected for administrative purposes and involved only nominal consideration.

As previously disclosed in the Current Report on Form 6-K of the Company filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 15, 2025, the Company established a wholly-owned subsidiary, Axonex Intelligence Limited (“Axonex Intelligence”), originally incorporated under the name “Smartland Capital Limited” in Hong Kong on January 10, 2025. The subsidiary’s name was changed to Axonex Intelligence Limited on August 14, 2025. The Company’s Chief Executive Officer and Director, Mr. Hoi Lung Chan, is the sole director of Axonex Intelligence. Axonex Intelligence is engaged in the business of smart facility management, offering solutions integrating robotics, IoT, and AI technologies to enhance property operations and user experience. On August 7, 2025, Axonex Intelligence was transferred under the Company’s ownership structure as part of an internal group reorganization. Following the transfer, Axonex Intelligence became an indirect wholly owned subsidiary of the Company through Aspiration Group Limited. The registered office of Axonex Intelligence is located at 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong. The transfer was effected for administrative purposes and involved only nominal consideration.

3.	Formation of Joint Venture with AIMO (HK) Limited

On October 30, 2025, the Company formed a joint venture, Axonex Robotics Limited (“Axonex Robotics”), with AIMO (HK) Limited (“AIMO”), a robotics company based in Hong Kong, to engage in robotics design. Axonex Robotics, which was incorporated in Hong Kong, is owned 60% by the Company and 40% by AIMO. The Company’s Chief Executive Officer and Director, Mr. Hoi Lung Chan, serves as the sole director of Axonex Robotics. The registered office of Axonex Intelligence is located at 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINT INCORPORATION LIMITED

Date: November 3, 2025	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Director

2